Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

November 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 17, 2021 The Nasdaq Stock Market (the "Exchange") received from Enterprise Financial Services Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares Each Representing a 1/40th
Interest in a Share of 5.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi